UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-29738

TELESYSTEM INTERNATIONAL WIRELESS INC.
(Exact name of registrant as specified in its charter)

1250 RENE LEVESQUE WEST, 38TH FLOOR,
MONTREAL, QUEBEC, CANADA, H3B 4W8, 514-673-8497
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON SHARES
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii)[ ]	Rule 12h-3(b)(1)(ii)[ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [X]
Rule 12g-4(a)(2)(ii)[ ]	Rule 12h-3(b)(2)(ii)[ ]
Rule 15d-6 [ ]

Approximate number of holders of record of Common Stock as of the certification or notice date: NONE (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Telesystem International Wireless Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 19, 2005	By: (signed) Richard Lépine
Name: Richard Lépine, for KPMG Inc., in its
capacity as Monitor of Telesystem International
Wireless Inc.